UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
 to
FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Atomic Ventures, Corp.
(Name of small business issuer in its charter)

Nevada	1000	98-0502506
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Atomic Ventures, Corp.
502 E. John Street
Carson City, Nevada
89706
(Address of principal executive offices)

Aaron D. McGeary, Attorney, 405 Airport Fwy., Suite 5, Bedford, Texas 76021
(817) 282-5885 (phone)
(817)-282-5886 (fax)
(Name, address and telephone number of agent for service)

Copies of all communication to:

Atomic Ventures, Corp.
502 E. John Street
Carson City, Nevada
89706

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar Amount to be registered	Number of Shares to be registered	Proposed maximum offering price per unit	Amount of registration fee
Common stock	$10,000	2,000,000	$0.005	$1.07

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1   Alternative 2 X

Subject to Completion, Dated November 2, 2006

PROSPECTUS

Atomic Ventures, Corp.

2,000,000 Shares of Common Stock

The selling shareholder named in this prospectus is offering 2,000,000 shares of common stock of Atomic Ventures, Corp. at a fixed price of $0.005 per share We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholder directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholder has set an offering price for these securities of $0.005 per share and an offering period of four months from the date of this prospectus. This is a fixed price for the duration of the offering. The Selling Shareholder is an underwriter, within the meaning of Section 2(11) of the Securities Act. Any broker-dealers or agents that participate in the sale of the common stock or interests therein may also be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit earned on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The Selling Shareholder, who is an "underwriter" within the meaning of Section 2(11) of the Securities Act, is subject to the prospectus delivery requirements of the Securities Act. See “Security Ownership of Selling Shareholder and Management” for more information about the selling shareholder.

Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by Selling Shareholder	Price To Public	Selling Agent Commissions	Proceeds to Selling Shareholder
Per Share	$0.005	Not applicable	$0.005
Minimum Purchase	Not applicable	Not applicable	Not applicable
Total Offering	$10,000	Not applicable	$10,000

Proceeds to the selling shareholder do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Atomic Ventures, Corp. will pay these expenses.

This Prospectus is dated November 2, 2006.

Atomic Ventures, Corp.
502 E. John Street
Carson City, Nevada
89706

PART I

PROSPECTUS SUMMARY

Atomic Ventures, Corp.

Atomic Ventures, Corp. (“Atomic” or the “Company”) was organized under the laws of the State of Nevada on January 6, 2006 to explore mining claims in the Province of British Columbia, Canada.

Atomic was formed to engage in the exploration of mineral properties for uranium. The Company has staked a prospect that contains one mining claim located in Central British Columbia, Canada, 20 km southwest of the City of Prince George. We refer to this claim as the PRWC property.

We are an exploration stage company and we have not realized any revenues to date. We do not have sufficient capital to enable us to commence and complete our exploration program. We will require financing in order to conduct the exploration program described in the section entitled, "Business of the Issuer." Our auditors have issued a going concern opinion, raising substantial doubt about Atomic’s financial prospects and the Company’s ability to continue as a going concern.

We are not a "blank check company," as we do not intend to participate in a reverse acquisition or merger transaction. A "blank check company" is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Our offices are located at 502 E. John Street, Carson City, Nevada 89706

The Offering

Securities offered	2,000,000 shares of common stock
Selling shareholder(s)	Kenneth Cabianca
Offering price	$0.005 per share
Shares outstanding prior to the offering	3,000,000 shares of common stock
Shares to be outstanding after the offering	3,000,000 shares of common stock
Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholder.

RISK FACTORS

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PRIVATE PLACEMENT MEMORANDUM, PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES, INCLUDING THOSE THAT WE DO NOT KNOW ABOUT OR THAT WE CURRENTLY DEEM IMMATERIAL, ALSO MAY ADVERSELY AFFECT OUR BUSINESS. THE TRADING PRICE OF OUR SHARES OF COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

THE SECURITIES WE ARE OFFERING THROUGH THIS REGISTRATION STATEMENT ARE SPECULATIVE BY NATURE AND INVOLVE AN EXTREMELY HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. WE ALSO CAUTION PROSPECTIVE INVESTORS THAT THE FOLLOWING RISK FACTORS, AMONG OTHERS, COULD CAUSE OUR ACTUAL FUTURE OPERATING RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS, ORAL OR WRITTEN, MADE BY OR ON BEHALF OF US. IN ASSESSING THESE RISKS, WE SUGGEST THAT YOU ALSO REFER TO OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

Risks Related to Our Company and Our Industry

ATOMIC HAS NEVER EARNED A PROFIT. THERE IS NO GUARANTEE THAT WE WILL EVER EARN A PROFIT.

From inception January 6, 2006 to the period ended May 31, 2006, the Company had no revenue-producing operations. The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved.

OUR COMPANY WAS RECENTLY FORMED, AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

We have no operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless. From inception January 6, 2006 to the period ended May 31, 2006, we have not earned any revenue. We face all of the risks inherent in a new business. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

WE HAVE NO OPERATING HISTORY. THERE CAN BE NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN GROWING OUR URANIUM EXPLORATION ACTIVITIES.

The Company has no history of operations. As a result, our success to date in entering into ventures to acquire interests in exploration blocks is not indicative that we will be successful in entering into any further ventures. There can be no assurance that we will be successful in growing our uranium exploration activities. Any future significant growth in our uranium exploration activities will place demands on our executive officers, and any increased scope of our operations will present challenges to us due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate opportunities to participate in joint venture and other arrangements whereby we can participate in exploration opportunities. There can be no assurance that we will be successful in these efforts. Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations. There can be no assurance that the Company's operations will be profitable.

THERE IS A HIGHER RISK OUR BUSINESS WILL FAIL BECAUSE OUR PRESIDENT AND DIRECTOR DOES NOT HAVE FORMAL TRAINING SPECIFIC TO THE TECHNICALITIES OF MINERAL EXPLORATION.

Mr. Kenneth Cabianca, our President and a Director of the Company, does not have formal training as a geologist or in the technical aspects of management of a mineral exploration company. Mr. Cabianca lacks technical training and experience with exploring for, starting, and operating a mine. With no direct training or experience in these areas, he may not be fully aware of the specific requirements related to working within this industry. His decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

MR. KENNETH CABIANCA, OUR ONLY OFFICER AND DIRECTOR, MAY LACK THE ABILITY TO SUCCESSFULLY IMPLEMENT THE COMPANY’S BUSINESS OBJECTIVES.

Because Mr. Kenneth Cabianca, our sole Executive Officer and Director, has no career experience related to mining and mineral exploration, he may be unable to successfully operate and develop our business. We cannot guarantee that we will overcome this obstacle. There may be additional risk to the Company in that Mr. Cabianca may lack the ability to successfully implement growth plans given that the absence of an executive management team, and that all plans rely exclusively on the ability and management of our Executive Officer and Director, Mr. Cabianca.

WE ARE SOLELY GOVERNED BY MR. KENNETH CABIANCA, OUR SOLE OFFICER AND DIRECTOR, AND, AS SUCH, THERE MAY BE SIGNIFICANT RISK TO THE COMPANY FROM A CORPORATE GOVERNANCE PERSPECTIVE.

Mr. Kenneth Cabianca, our sole Executive Officer and Director, makes decisions such as the approval of related party transactions, the compensation of Executive Officers, and the oversight of the accounting function. Accordingly, there will be no segregation of executive duties and there may not be effective disclosure and accounting controls to comply with applicable laws and regulations, which could result in fines, penalties and assessments against us. Accordingly, the inherent controls that arise from the segregation of executive duties may not prevail. In addition, Mr. Cabianca will exercise full control over all matters that typically require the approval of a Board of Directors. Mr. Cabianca’s actions are not subject to the review and approval of a Board of Directors and, as such, there may be significant risk to the Company from the corporate governance perspective.

Mr. Kenneth Cabianca, our sole Executive Officer and Director exercises control over all matters requiring shareholder approval including the election of directors and the approval of significant corporate transactions. We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against the transactions implemented by Mr. Cabianca, conflicts of interest and similar matters.

We have not adopted corporate governance measures such as an audit or other independent committees as we presently only have one independent director. Shareholders should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

SINCE MR.KENNETH CABIANCA, OUR SOLE EXECUTIVE OFFICER AND DIRECTOR, IS NOT A RESIDENT OF THE UNITED STATES, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST HIM.

Shareholders may have difficulty enforcing any claims against the Company because Mr. Kenneth Cabianca, our sole Executive Officer and Director, resides outside the United States. If a shareholder desired to sue, shareholders would have to serve a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where the assets are located.

BECAUSE OUR SOLE EXECUTIVE OFFICER HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, WHICH MAY CAUSE OUR BUSINESS TO FAIL.

It is possible that the demands on Mr. Kenneth Cabianca, our sole Executive Officer and Director, from other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Cabianca may not possess sufficient time to manage our business if the demands of managing our business increased substantially.

WE ARE SENSITIVE TO URANIUM PRICE FLUCTUATIONS. THE PRICE OF URANIUM IS VOLATILE AND PRICE CHANGES ARE BEYOND OUR CONTROL.

Uranium prices are subject to fluctuation. The prices for uranium have been and will continue to be affected by numerous factors beyond the Company's control. Factors that affect the price of uranium include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources and uranium production levels and costs of production. Price volatility and downward price pressure, which can lead to lower prices for uranium, could have a material adverse effect on the costs or the viability of our projects.

THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences, which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

MINERAL EXPLORATION AND PROSPECTING FOR URANIUM IS HIGHLY COMPETITIVE AND SPECULATIVE AND WE MAY NOT BE SUCCESSFUL IN SEEKING AVAILABLE OPPORTUNITIES.

The process of mineral exploration and prospecting for uranium is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including established, multi-national companies that have more experience and resources than the Company. We compete with other exploration companies looking for uranium deposits. Because we may not have the financial and managerial resources to compete with other companies, we may not be successful in our efforts to acquire new projects. However, while we compete with other exploration companies, there is no competition for the exploration or removal of mineral from our claims.

COMPLIANCE WITH ENVIRONMENTAL CONSIDERATIONS AND PERMITTING COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COSTS OR THE VIABILITY OF OUR PROJECTS. THE HISTORICAL TREND TOWARD STRICTER ENVIRONMENTAL REGULATION MAY CONTINUE, AND, AS SUCH, REPRESENTS AN UNKNOWN FACTOR IN OUR PLANNING PROCESSES.

All mining is regulated in Canada by the Federal and Provincial Governments. Compliance with such regulation could have a material effect on the economics of our operations and the timing of project development. Our primary regulatory costs have been related to obtaining licenses and permits from government departments before the commencement of mining activities. An environmental impact study that must be obtained on each property in order to obtain governmental approval to mine on the properties is also a part of the overall operating costs of a mining company.

Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a adverse material effect on the costs or the viability of a particular project.

MINING AND EXPLORATION ACTIVITIES ARE SUBJECT TO EXTENSIVE REGULATION BY FEDERAL AND PROVINCIAL GOVERNMENTS. FUTURE CHANGES IN GOVERNMENTS, REGULATIONS AND POLICIES, COULD ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS FOR A PARTICULAR PERIOD AND ITS LONG-TERM BUSINESS PROSPECTS.

Mining and exploration activities in Canada are subject to extensive regulation by Federal and Provincial Governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating mines and other facilities. Furthermore, future changes in governments, regulations and policies, could adversely affect the Company's results of operations in a particular period and its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control.

Risks Related To Our Financial Condition And Business Model

THE COMPANY HAS NOT PAID ANY CASH DIVIDENDS ON ITS SHARES OF COMMON STOCK AND DOES NOT ANTICIPATE PAYING ANY SUCH DIVIDENDS IN THE FORESEEABLE FUTURE.

Payment of future dividends, if any, will depend on earnings and capital requirements of the Company, the Company’s debt facilities and other factors considered appropriate by the Company’s Board of Directors. To date, the Company has not paid any cash dividends on its shares of Common Stock and does not anticipate paying any such dividends in the foreseeable future.

IF WE DO NOT CONDUCT MINERAL EXPLORATION ON OUR MINERAL CLAIMS AND KEEP THE CLAIMS IN GOOD STANDING, THEN OUR RIGHT TO THE MINERAL CLAIMS WILL LAPSE AND WE WILL LOSE EVERYTHING THAT WE HAVE INVESTED AND EXPENDED TOWARDS THESE CLAIMS.

We must complete mineral exploration work on our mineral claims and keep the claims in good standing. If we do not fulfill our work commitment requirements on our claims or keep the claims in good standing, then our right to the claims will lapse and we will lose all interest that we have in these mineral claims.

BECAUSE OF OUR LIMITED RESOURCES AND THE SPECULATIVE NATURE OF OUR BUSINESS, THERE IS A SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The report of our independent auditors, on our audited financial statements for the period ended May 31, 2006 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Our continued operations are dependent on our ability to obtain financing and upon our ability to achieve future profitable operations from the development of our mineral properties. If we are not able to continue as a going concern, it is likely investors will lose their investment.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

We will need to obtain additional financing in order to complete our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

Risks Related To This Offering and Our Stock

WE WILL NEED TO RAISE ADDITIONAL CAPITAL, IN ADDITION TO THE FINANCING AS REPORTED IN THIS REGISTRATION STATEMENT. IN SO DOING, WE WILL FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING. THERE CAN BE NO ASSURANCE THAT THIS ADDITIONAL CAPITAL WILL BE AVAILABLE OR ACCESSIBLE BY US.

Atomic will need to raise additional capital, in addition to the financing as reported in this registration statement, by issuing additional shares of common stock and will, thereby, increase the number of common shares outstanding. There can be no assurance that this additional capital will be available to meet these continuing exploration and development costs or, if the capital is available, that it will be available on terms acceptable to the Company. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected. If we are able to raise additional capital, we cannot be assured that it will be on terms that enhance the value of our common shares.

IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK IN THE FUTURE, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding. To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments.

THERE IS NO PUBLIC MARKET FOR OUR COMMON SHARES, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

FUTURE SALES OF COMMON SHARES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. There are at present 3,000,000 shares of Common Stock issued and outstanding.

OUR STOCK IS A PENNY STOCK. TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC'S PENNY STOCK REGULATIONS AND THE NASD’S SALES PRACTICE REQUIREMENTS, WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer

(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases

(iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons

(iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers

(v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" that involve risks and uncertainties. We use words such as "anticipate", "expect", "intend", "plan", "believe", "seek" and "estimate", and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding "Risk Factors" section and elsewhere in this prospectus. These forward-looking statements address, among others, such issues as:

➢	future earnings and cash flow
➢	development projects
➢	business strategy
➢	expansion and growth of our business and operations
➢	our estimated financial information

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties, which could cause our actual results, performance and financial condition to differ materially from our expectation.

Consequently, these cautionary statements qualify all of the forward-looking statements made in this prospectus. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they would have the expected effect on us or our business or operations.

DILUTION

The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

The Selling Shareholder or their donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, distribution or otherwise, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales will be at a fixed price of $0.005 and at an offering period of four months from the date of this prospectus. The Selling Shareholder may use any one or more of the following methods when selling shares:

➢	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
➢	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
➢	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
➢	an exchange distribution following the rules of the applicable exchange;
➢	privately negotiated transactions;
➢	short sales that are not violations of the laws and regulations of any state of the United States;
➢	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
➢	broker-dealers may sell a specified number of such shares at the fixed price per share of $0.005; and
➢	a combination of any such methods of sale or any other lawful method.

The Selling Shareholder may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholder to include the pledgee, transferee or other successors-in-interest as Selling Shareholder under this prospectus. The Selling Shareholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholder also may sell shares of our common stock short and deliver these securities to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholder also may enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).

The aggregate proceeds to the Selling Shareholder from the sale of the common stock offered herein will be the purchase price of the common stock less discounts or commissions, if any. The Selling Shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholder is an underwriter, within the meaning of Section 2(11) of the Securities Act. Any broker-dealers or agents that participate in the sale of the common stock or interests therein may also be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit earned on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The Selling Shareholder, who is an "underwriter" within the meaning of Section 2(11) of the Securities Act, is subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Shareholder, the respective fixed offering price, the offering period, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to the offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

We plan to advise the selling shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the selling shareholder is not permitted to cover short sales by purchasing shares while the distribution it taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the selling security holder for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing substantially all costs relating to the registration of the shares of common stock offered hereby. These expenses are estimated to be $10,000, including, but not limited to, legal, accounting, printing and mailing fees. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of such shares common stock.

USE OF PROCEEDS TO ISSUER

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholder.

BUSINESS OF THE ISSUER

Glossary of Mining Terms

Archean
Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life. Of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

Assaying	Laboratory examination that determines the content or proportion of a specific metal (ie: gold) contained within a sample. Technique usually involves firing/smelting.

Conglomerate
A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel. The rock or mineral fragments may be of varied composition and range widely in size, and are usually rounded and smoothed from transportation by water or from wave action.

Cratons	Parts of the Earth's crust that have attained stability, and have been little deformed for a prolonged period.

Development Stage
A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Dolomite Beds	Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.

Doré	Unrefined gold bullion bars containing various impurities such as silver, copper and mercury, which will be further refined to near pure gold.

Dyke or Dike	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Exploration Stage	An “exploration stage” prospect is one which is not in either the development or production stage.

Fault
A break in the continuity of a body of rock. It is accompanied by a movement on one side of the break or the other so that what were once parts of one continuous rock stratum or vein are now separated. The amount of displacement of the parts may range from a few inches to thousands of feet.

Feldspathic	Said of a rock or other mineral aggregate containing feldspar.

Fold	A curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage

Foliation	A general term for a planar arrangement of textural or structural features in any type of rock; esp., the planar structure that results from flattening of the constituent grains of a metamorphic rock.

Formation	A distinct layer of sedimentary rock of similar composition.

Gabbro
A group of dark-colored, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group. It is the approximate intrusive equivalent of basalt. Apatite and magnetite or ilmenite are common accessory minerals.

Geochemistry	The study of the distribution and amounts of the chemical elements in minerals, ores, rocks, solids, water, and the atmosphere.

Geophysicist	One who studies the earth; in particular the physics of the solid earth, the atmosphere and the earth’s magnetosphere.

Geotechnical	The study of ground stability.

Gneiss
A foliated rock formed by regional metamorphism, in which bands or lens-shaped strata or bodies of rock of granular minerals alternate with bands or lens-shaped strata or bodies or rock in which minerals having flaky or elongate prismatic habits predominate.

Granitic	Pertaining to or composed of granite.

Heap Leach
A mineral processing method involving the crushing and stacking of an ore on an impermeable liner upon which solutions are sprayed that dissolve metals such as gold and copper; the solutions containing the metals are then collected and treated to recover the metals.

Intrusions	Masses of igneous rock that, while molten, were forced into or between other rocks.

Kimberlite	A blue/gray igneous rock that contains olivine, serpentine, calcite and silica and is the principal original environment of diamonds.

Lamproite	Dark-colored igneous rocks rich in potassium and magnesium.

Lithospere	The solid outer portion of the Earth.

Mantle	The zone of the Earth below the crust and above the core.

Mapped or Geological	The recording of geologic information such as the distribution and nature of rock

Mapping	Units and the occurrence of structural features, mineral deposits, and fossil localities.

Metavolcanic	Said of partly metamorphosed volcanic rock.

Migmatite	A composite rock composed of igneous or igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.

Mineral	A naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form.

Mineralization	A natural occurrence in rocks or soil of one or more metal yielding minerals.

Mineralized Material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Mining
Mining is the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

Outcrop	That part of a geologic formation or structure that appears at the surface of the earth.

Pipes	Vertical conduits.

Plagioclase	Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles.

Probable Reserve
The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Production Stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

Proterozoic
Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.

Reserve
The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Sedimentary	Formed by the deposition of sediment.

Shear	A form of strain resulting from stresses that cause or tend to cause contiguous parts of a body of rock to slide relatively to each other in a direction parallel to their plane of contact.

Sill	A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa.

Strike	The direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal.

Strip	To remove overburden in order to expose ore.

Till
Generally unconsolidated matter, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape.

Unconformably	Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.

Vein	A thin, sheet like crosscutting body of hydrothermal mineralization, principally quartz.

Wall Rock	The rock adjacent to a vein.

General Overview

Atomic Ventures, Inc. (“Atomic” or the “Company”) was incorporated in the State of Nevada on January 6, 2006 and is engaged in the acquisition and exploration of uranium properties.

Atomic’s property, which is referred to as the PRWC property, consists of one Mineral Cell Title Submission (MCX) recorded as a Mineral Claim on January 22, 2006 with Tenure record ID No 526037. The claim contains 20 cells with a total surface area of 382.01 Hectares (943.95 acres).

The PRWC claim occurs in an area with very high uranium in stream waters and covers a portion of a 6 by 4 km cap of plateau basalt that forms a low topographic high. This setting is very similar to the setting of the Blizzard basal uranium deposit in southern BC. We believe that the PRWC claim is highly prospective for uranium mineralization, which is preserved in a paleochannels or channels under the basalt cap. A report authored by Andre M. Pauwels, P.Geo, recommends the exploration of the area of the claim, initially with mapping and soil sampling and later, if high uranium is found in soils, with a first campaign of core drilling. Cost of mapping and sampling is estimated at approximately USD $5,805 and the cost of drilling at USD $86,850.

We are an exploration company and we cannot provide assurance to investors that our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

Property Acquisitions Details

On May 30, 2006 Atomic Ventures purchased the PRWC property for USD $4,000.

Land Status, Topography, Location and Access

The PRWC property is located in Central British Columbia, Canada, 20 km southwest of the City of Prince George on NTS Sheet 93G (Latitude: 51º 39’ 12’’N and Longitude: 123º 1’ 13’’ W).

The property is situated in Central British Columbia 20 km southwest of the City of Prince George (see figures 1 and 2 below). The property can be reached by road from Prince George by following paved Highway 16 to a point 12 km west of the City Limits and then south for 4km along a dense network of logging roads to the claim.

The City of Prince George is a regional population centre with many services and amenities for industrial, educational and leisure activities.  The airport at Prince George has daily scheduled flights to Vancouver.

The property is situated in the Fraser plateau an area generally with gentle relief, but deeply incised by the Fraser River and its tributaries. Elevations on the property vary from 680m to 750 m above sea level. Vegetation consists mainly of Lodge pole pine. The climate is characterised by hot and dry summers and cold but wetter winters. Most precipitation falls in the form of snow during the wintertime. Snow cover prevails from mid November until early April.

Mining Claims

Since January 2005 all mineral claims in British Columbia are acquired by an internet based map staking system, so location and title is secure and easily verifiable. The author verified titles at the website of the British Columbia Ministry of Energy and Mines (http://www.mtonline.gov.bc.ca/).

The property consists of one Mineral Cell Title Submission (MCX) recorded as a Mineral Claim on January 22, 2006 with Tenure record ID No 526037. The claim contains 20 cells with a total surface area of 382.01 Hectares (943.95 acres).

The mineral claim is in good standing until January 22, 2007. To keep the claim in good standing, assessment work, acceptable to the British Columbia Minister of Energy and Mines, has to be performed before January 22, 2007. The requirement is $100 CDN per year per cell for each of the first 3 years after January 2007 and $200 CDN per cell per year post January 2009. Assessment work has to be completed by a qualified person and registered before the expiry date of the claim. Cash can be paid in lieu of assessment work. In addition to the assessment work or cash in lieu, a yearly fee of $0.40 per hectare per year is required. Total minimum costs to maintain the PRWC claims until January 22, 2008 are $ 2,152.80 CDN.

Geology of the Mineral Claims

The property is situated in the intermontane morphogeological belt or superterrane of Central British Columbia. The Intermontane belt is composed of a large number of terranes and is flanked to the east by the ancestral North American Continent. The terranes of the intermontane belt accreted to the North American Continent at various times starting 200 million years ago.

In general this belt, that runs parallel to the general north-westerly trend of the Cordillera through the whole length of British Columbia, is composed of volcanic and sedimentary rock ranging in age from Devonian to Recent and has early Mesozoic to early Tertiary granitic intrusions.

Regionally the oldest rocks are sedimentary rocks of the Pennsylvanian Cache Creek Terrane flanked to the east by intermediate volcanics and minor sediments of the Middle to Upper Triassic Nicola Group of the Stikinia Terrane. The geological history after the accretion is dominated by several episodes of deposition of flat lying volcanic rocks and minor sediments from Eocene to Recent. Regionally the tertiary volcanics rocks are Pliocene to recent basalt flows and sediments of the Chilcotin group and minor coarse clastic sediments of Pliocene to Miocene Age. The most recent regional geological event is extensive glaciation. Glacial deposits mantle much of the plateau west and so obscure the underlying older strata.

For the purpose of this report the results of uranium in water were studied. The whole area, like most of British Columbia, has been the subject of systematic regional stream sediment and water surveys. The density of sampling is approximately 1 per 10 to 20 km2. The work was done by the Geological Survey of Canada, often in cooperation with the BC Geological survey and is fully depicted on the MapPlace website of the B.C. Geological Survey (http://www.em.gov.bc.ca/Mining/Geolsurv/MapPlace/). These data were used for this report.

Several streams that drain the local basalt cap exhibit exceptionally high uranium in stream waters. Two sample sites, located just 3km west of the PRWC claim measure 7.5 and 5.5 ppb U (see figure 5). Such values are exceptionally high, considering that province- wide; the 98 percentile of all values of Uranium in water is 4 ppb. The local basalt cap, of which the PRWC claim covers a portion, is topographically higher than the water sample sites. We believe that the amounts of uranium in streams represent the amount and rate of uranium liberated through natural weathering processes from bedrock sources or in selected cases directly indicate uranium mineralization.

Deposit Type

The area of the claims is prospective for Basal-Type uranium deposits. This type of deposit is known from Japan, USA and locally in British Columbia. The most prominent local example is the Blizzard Deposit located southeast of the city of Kelowna in the Okanagan Region of Southern British Columbia. The Blizzard deposit was extensively drilled by Norcen Energy Resources in the late seventies and Norcen cited a total of 4,020 metric tonnes of uranium contained within the deposit (Norcen 1979).

The geology and geochemistry of this type of deposits in British Columbia is described by D. Boyle (1980) and D. Boyle and S. Ballantyne (1982). Briefly these deposits are formed in unconsolidated stream channel sediments by uranium rich groundwater. The deposits are preserved by basalt flows that fill in the stream valleys and form an impermeable cap over the paleochannels. Uranium rich groundwater appear not only to need an uranium rich source rock such as alkaline intrusions and volcanic rocks, but also are enhanced by large regional fault zones. Deposition of uranium appears to need the presence of organic carbon, such as plant material, within the stream sediments. Uranium mineralization follows favourable parts of the paleochannels and is essentially sandwiched between the relatively impermeable basalt flow above and impermeable un-weathered bedrock below. Erosion, subsequent to the deposition of the basalt flows in a river valley, will happen along the thin edges of the basalt flow. The effect over time is an inversion of topography. The basalt covering the paleochannel will become a topographic ridge

Because of the emplacement of uranium mineralization between impermeable layers, exploitation by in situ leaching is probably feasible. In situ leaching, a technique used in the USA, Australia and in areas of the former USSR and other locales, consists of closely spaced, drilled injection and recovery wells and a modestly sized plant to extract uranium from recovered solutions. In-situ leaching has minimal impact on the environment of the area and is much less disruptive than mining by open pit excavation. Because of this not only are the capital requirements much lower than for excavation mining, but also the acceptance by all stakeholders of the enterprise is enhanced

Exploration History and Previous Operations

No records could be found of any prior exploration on the property. The general area, as is most of British Columbia, is covered by regional stream sediment surveys, systematic wide spaced aeromagnetic coverage and regional geological mapping. These data were generated by the Geological Survey of Canada and/or the BC Geological survey and is fully depicted on the MapPlace website of the B.C. Geological Survey (http://www.em.gov.bc.ca/Mining/Geolsurv/MapPlace/).

Proposed Program and Cost Estimates of Exploration

The PRWC claim occurs in an area with very high uranium in stream waters and covers a portion of a 6 by 4 km cap of plateau basalt that forms a low topographic high. This setting is very similar to the setting of the Blizzard basal uranium deposit in southern BC. Based on stream sediment surveys conducted by the Geological Survey of Canada and the BC Geological survey, we believe that the claim is highly prospective for uranium mineralization preserved in a paleochannel or channels under the basalt cap.

Andre M. Pauwels, P.Geo, examined all available documentation about the property and in a report he authored dated May 30, 2006 recommended a multi-stage exploration program to explore the potential of the PRWC property. Accordingly, we plan to explore the area of the deposit as follows:

1.
Map the extent of the basalt cap: Available maps of the area are regional and insufficiently detailed. In practice it is recommended to do traverses spaced 250 meter apart across the topographic ridge and geologically map all outcrops.

2.
Soil sampling: The contact zone of the basalt cap, as mapped under 1. above, needs to be systematically sampled at 100 meter intervals. This will detect any uranium leaching from a mineralized paleochannel under the basalt or from a paleochannels partly uncovered by erosion at the edge of the basalt cap.

3.	Drilling: If anomalous concentrations of uranium are detected from the soil sampling campaign, drilling through the basalt, up slope from the high uranium in soils, is recommended

BUDGET
Budget 1 & 2		C$	US $*
Mapping	Geologist 2 days @ $500/day	1000
Soil sampling	Technician 3 days @ $250/day	750
Food/lodging	at $ 125/day/person	750
Analysis	60 samples at $20	1200
Travel 2 person-days		750
Transportation		500
Report		1500
		6,450	5,805*
Budget 3
Diamond drilling	4 holes a 100 m each @ $150/m	60000
Permitting		5000
Supervision logging	Geologist 10 days	5000
Drill pads and access		8000
Report and drafting		6000
Analysis		4000
Domicile and transport		4000
Contingency 5%		4500
		96,500	86,850*

* As of May 26, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $1.107 (US $1.00 = CAD $1.107).

Overview of Uranium and the Uranium Industry

Uranium occurs as uranium oxide in minerals such as pitchblende (Uraninite in massive form is called pitchblende which is the chief uranium ore). Uranium is an unusual metal compared to base and precious metals in that its value has really only been recognized in the past 60 years. Uranium ore is the basic resource for the production of electrical energy through nuclear power.

The only significant commercial use for uranium is as fuel for nuclear power plants for the generation of electricity. Nuclear technology uses the energy released by splitting the atoms of certain elements. It was first developed in the 1940s, and during the Second World War research initially focused on producing bombs by splitting the atoms of either uranium or plutonium. Only in the 1950s did attention turn to the peaceful purposes of nuclear fission, notably for power generation.

Today, the world produces as much electricity from nuclear energy as it did from all sources combined in 1960. Civil nuclear power can now boast over 12,000 reactor years of experience and supplies 16% of global needs, in 30 countries. See, Nuclear Power in the World Today, February 2006, www.world-nuclear.org/info/inf01.htm

Worldwide there were 440 nuclear power plants (NPPs) operating in 31 countries, with over 364,000 MWe of total capacity, at the end of 2004. Over the course of the year, nuclear power supplied 16% of the world’s electricity. This percentage has been roughly stable since 1986, indicating that nuclear power has grown at the same rate as total global electricity for 18 years. See, International Atomic Energy Agency, Nuclear Technology Review - Update 2005, http://www.iaea.org/About/Policy/GC/GC49/Documents/gc49inf-3.pdf.

The Ux Consulting Company, LLC reports that spot prices ( the price at which uranium may be purchased for delivery within one year) have been more volatile historically than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 per pound in 1978, declining to $7.25 per pound in October 1991, increasing to $16.50 per pound in May 1996 and again declining to $7.10 at December 31, 2000. Since year-end 2000 the spot price has increased to $10.20 at December 31, 2002. The spot price at March 31, 2003 was $10.10.

The following graph shows spot prices per pound from 1972 to the end of 2004, as reported by Trade Tech and The Ux Consulting Company, www.uxc.com. .

All prices beginning in 1993 represent U3O8 deliveries available to U.S. utilities.

High prices in the late 1970s in the uranium market gave way to low prices in the early 1990s, with spot prices being below the cost of production for most mines. In 1996 spot prices recovered to the point where some mines could produce profitably. Prices declined again and only recovered late in 2003. See, Nuclear Issues Briefing Paper 36 May 2006; http://www.uic.com.au/nip36.htm

Since 2003, uranium prices have steadily been on the rise. On June 26, 2006, the price of uranium was U.S. $45.50 per pound. See, The Ux Consulting Company Weekly Spot Prices; www.uxc.com/

The decline in global commercial uranium inventories is rapidly shifting froman inventory-driven market to one that is production-driven. Consolidation over the last several years has squeezed the number of uranium suppliers. In the interim, long-term indicators are pointing toward a demand curve that will exceed supply within the next several years and ultimately lead to higher prices. See, The Ux Consulting Company, Uranium Suppliers Annual 2005, www.uxc.com

Compliance With Government Regulation

We will be required to conduct all mineral exploration activities in accordance with provincial and federal regulations in Canada. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact and cause increases in capital expenditures which could result in a cessation of operations.

Employees

At present, we have no employees. We anticipate that we will be conducting most of our business through agreements with consultants and third parties.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Plan of Operations

Our business plan is to proceed with the exploration of the PRWC mine property to determine whether there is any potential for uranium located on the property that comprises the mineral claims. We have decided to proceed with the two phases of a staged exploration program recommended by the geological report. We anticipate that these phases of the recommended geological exploration program will cost approximately $5,805 USD and $86,850 USD respectively. We had $Nil in cash reserves as of the period ended May 31, 2006. The lack of cash has kept us from conducting any exploration work on the property.

We anticipate that we will incur the following expenses over the next twelve months:

➢
$5,805 USD in connection with the completion of Phase 1 of our recommended geological work program, which includes mapping, soil sampling, food and lodging, sample analysis, travel, transportation, and geological report;

➢
$86,850 USD in connection with the completion of Phase 2 of our recommended geological work program, which includes diamond drilling, permitting, supervision logging, drill pads and access, geological report and drafting, drill core analysis, domicile and transport, and contingency (5%); and

➢
$10,000 USD for operating expenses, including professional legal and accounting expenses associated with compliance with the periodic reporting requirements after we become a reporting issuer under the Securities Exchange Act of 1934, but excluding expenses of the offering.

➢	$2,152 CDN to the provincial government to keep the claims valid

If we determine not to proceed with further exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition would involve the acquisition of an option to earn an interest in a mineral claim as we anticipate that we would not have sufficient cash to purchase a mineral claim of sufficient merit to warrant exploration. This means that we might offer shares of our stock to obtain an option on a property. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

Results Of Operations

We have not yet earned any revenues. We anticipate that we will not earn revenues until such time as we have entered into commercial production, if any, of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

Liquidity And Capital Resources

Our cash totaled $NIL at the end of the period on May 31, 2006. Accounts payable at the end of the period on May 31, 2006 was $855. Since our inception on January 06, 2006 to the end of the period on May 31, 2006, we have incurred a loss of $4,855. At May 31, 2006, we had an accumulated deficit of $4,855.

For the period ended May 31, 2006, net cash provided by investing activities was $4,000, of which $3,000 was derived from the issuance of common stock and $1,000 was derived from additional paid-in capital. For the period ended May 31, 2006, net cash used in the purchase of the PWRC property was $4,000.

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for at least the next twelve months. In addition, we do not have sufficient cash and cash equivalents to execute our operations for at least the next twelve months. We will need to obtain additional financing to operate our business for the next twelve months. We will raise the capital necessary to fund our business through a private placement and public offering of its common stock. Additional financing, whether through public or private equity or debt financing, arrangements with stockholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board. We have not yet determined whether we will separately register our securities under Section 12 of the 1934 Act.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Information about our sole director and executive officer follows:

NAME	AGE	POSITION AND TERM OF OFFICE

Kenneth Cabianca	62	President, Secretary, Treasurer, Director

At present, we have only one Executive Officer and Director. Our Bylaws provide for a board of directors ranging from 1 to 9 members, with the exact number to be specified by the board. All Directors will hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The Board of Directors appoints Officers. Officers will hold office until the next annual meeting of our Board of Directors following their appointment and until their successors have been appointed and qualified.

Set forth below is a brief description of the recent employment and business experience of our sole Executive Officer and Director:

Kenneth Cabianca

Since 1983, Mr. Cabianca has been an independent businessman and a management consultant of various companies. Many of his activities have been conducted through his company, Wellington Financial Corporation. During the past five years, he has not served as an officer or director of any company, other than Brinx Resources Ltd. His experience includes raising venture capital, general management, and public relations. From August 1991 to September 1999, Mr. Cabianca was a director and president of Primo Resources International Inc., a mining company whose stock trades on the CDNX. While he served as president Primo Resources, he engaged in joint ventures projects with Mitsubishi Corp., Mitsubishi Materials Corp., and Golden Peaks Resources Ltd. He served as a director of Primo Resources International again from October 2001 to November 2002. He received a D.D.S. degree and practiced dentistry in Vancouver, British Columbia from 1965 to 1986. He also received a Bachelor of Science degree from Creighton University in 1965.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the remuneration of our sole director and officer for the period from inception January 6, 2006 to the end of the period May 31, 2006:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Kenneth Cabianca	Sole Executive Officer	$0

We have no employment agreements with our sole Executive Officer and Director. We will not pay compensation to a Director for attendance at meetings. We will reimburse a Directors for reasonable expenses incurred during the course of their performance.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our sole Executive Officer and Director:

NAME AND ADDRESS OF OWNER	SHARES OWNED PRIOR TO OFFERING	SHARES TO BE OFFERING FOR SELLING SHAREHOLDER'S ACCOUNT	SHARES TO BE OWNED UPON COMPLETION OF OFFERING	PERCENTAGE OF CLASS (1)
				BEFORE OFFERING	AFTER OFFERING
Kenneth Cabianca 211- 1455 Bellevue Ave. West Vancouver BC V7T 1C3	3,000,000	2,000,000	1,000,000	100%	33.33%

(1)  This table is based on 3,000,000 shares of common stock outstanding

As of the date of this prospectus, Kenneth Cabianca was our only shareholder.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

➢	our Director and Officer

➢	any nominee for election as a Director;
➢	any principal security holder identified in the preceding "Security Ownership of Selling Shareholder and Management" section; or
➢	any relative or spouse, or relative of such spouse, of the above referenced persons.

SECURITIES BEING OFFERED

We are authorized to issue up to 75,000,000 shares of common stock, par value $0.001 per share, and we are not authorized to issue preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Subject to preferences that may be granted, any holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

TRANSFER AGENT AND REGISTRAR

West Coast Stock Transfer Inc., 850 W. Hastings, Suite 302, Vancouver, B.C. V6C 1E1, serves as the transfer agent and registrar for our common stock.

SEC POSITION ON INDEMNIFICATION

Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Aaron D. McGeary, Attorney, 405 Airport Fwy., Suite 5, Bedford, Texas 76021 will pass upon certain matters relating to the legality of the common stock offered hereby for us.

EXPERTS

Our financial statements as of May 31, 2006 have been audited by MOORE & ASSOCIATES, chartered accountant and associates, as set forth in its report. The financial statements have been included in reliance upon the authority of MOORE & ASSOCIATES as experts in accounting and auditing.

AVAILABLE INFORMATION

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 100 F Street, NE, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV

REPORTS TO STOCKHOLDERS

As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
    PCAOB REGISTERED

To the Board of Directors

Atomic Ventures Inc (An Exploration Stage Company)

Las Vegas, Nevada

We have audited the accompanying balance sheet of Atomic Ventures Inc (An Exploration Stage Company) as of May 31, 2006, and the related statements of operations, stockholders’ equity and cash flows from inception January 6, 2006 through May 31, 2006 and the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atomic Ventures Inc (An Exploration Stage Company) as of May 31, 2006 and the results of its operations and its cash flows from inception January 6, 2006 through May 31, 2006 and the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s lack of operations as of May 31, 2006 raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
June 22 2006

ATOMIC VENTURES INC.
(An Exploration Stage Company)
Balance Sheet

May 31
ASSETS Current	2006
Assets
Cash	0
Total Current Assets	0

Fixed Assets
Total Fixed Assets	0

Total Assets	0

LIABILITIES Current Liabilities
Accounts Payable	855
Total Current Liabilities	855

Long term Liabilities
Total Long Term Liabilities	0

Total Liabilities	855

EQUITY
75,000,00 Shares Common Authorized, 3,000,000
Shares Issued at Founders, @ $0.001 Per Share	3,000
Additional Paid-in Capital	1,000
Retained Earnings (Loss)	(4,855)
Total Stockholders Equity	(855)

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	0

The accompanying notes are an integral part of these financial statements.

ATOMIC VENTURES INC.
(An Exploration Stage Company)
Income Statement

Period ended May 31
2006

Revenue	0

Expenses

Accounting & Legal Fees	0
Incorporation	855
Total Expenses	855

Other Income (expenses) Recognition of an Impairment Loss
(Mineral Claims)	4,000

Net Income (Loss)	(4,855)

Basic & Diluted (Loss) per Share	(0.001)

Weighted Average Number of Shares	3,000,000

The accompanying notes are an integral part of these financial statements.

ATOMIC VENTURES INC.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDER’S EQUITY From Inception (January 6, 2006) to May 31, 2006

				Deficit
				Accumulated
				During
	Common Stock		Paid in	Development	Total
	Shares	Amount	Capital	Stage	Equity
Shares issued to founders at $0.001
per share	3,000,000	3,000	1,000		4,000

Net (Loss) for period				(4,855)	(4,855)
Balance, April 30, 2006	3,000,000	3,000	1,000	(4,855)	(855)

The accompanying notes are an integral part of these financial statements.

ATOMIC VENTURES INC.

(An Exploration Stage Company)
Statement of Cash Flows
Period ended May 31, 2006

Cash Flow From Operating Activities

Net Income (Loss)	(4,855)
Accounts Payable	855
Net Cash from Operating Activities	(4,000)
Net Cash After Operating Activities.	(4,000)

Cash Flow From Investing Activities
Net Cash from Financing Activities	0

Net Cash after Operating
and Financial Activities	(4,000)

Cash Flow from Financing Activities
Shares Issued at Founders, @ $0.001 Per Share	3,000
Additional Paid-in Capital	1,000
Net Cash from Investing Activities	4,000

Net Cash After Operating, Financial
and Investing Activities.	0

Cash at Beginning of Period	0
Cash at end of Period	0

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

ATOMIC VENTURES CORP.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
May 31, 2006.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated in the State of Nevada on January 6, 2006 as Atomic

Ventures Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The  Company’s  financial  statements  are  prepared  using  the  accrual  method  of accounting.  The Company has elected a December 31 year-end.

b. Revenue Recognition

The  Company  recognizes  revenue  when  persuasive  evidence  of  an  arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

c. Income Taxes

The Company prepares its tax returns on the accrual basis. The Company has elected to file its taxes as a Limited Liability Company, whereby its profits and losses are passed through to its members. Accordingly, the Company does not pay or accrue income taxes. Also, the Company does not record an asset for the value of its net operating loss carry forwards.

d. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e.  Assets

The company holds no assets as of May 31, 2006.

ATOMIC VENTURES CORP.
(An exploration stage company).
Footnotes to the Financial Statements.
May 31, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

May 31
2006

ASSETS Current
Assets
Cash	0
Total Current Assets	0

Fixed Assets
Total Fixed Assets	0

Total Assets	0

  Mineral Property

During the period from inception (January 6, 2006) to May 31, 2006, the Company purchased mining claims located in the PRWC property is located in Central British Columbia, Canada, 20 km southwest of the City of Prince George on NTS Sheet 93G

(Latitude: 51º 39’ 12’’N and Longitude: 123º 1’  13’’ W).  The property consists of one Mineral Cell Title Submission (MCX) recorded as a Mineral Claim on January

22, 2006 with Tenure record ID No 526037.  The claim contains 20 cells with a total surface area of 382.01 Hectares (943.95 acres).

The anticipated costs of this development are presented in two results-contingent stages

➢
$5,805 USD in connection with the completion of Phase 1 of our recommended geological work program, which includes mapping, soil sampling, food and lodging, sample analysis, travel, transportation, and geological report

➢
$86,850 USD in connection with the completion of Phase 2 of our recommended geological work program, which includes diamond drilling, permitting, supervision logging, drill pads and access, geological report and drafting, drill core analysis, domicile and transport, and contingency (5%)

ATOMIC VENTURES CORP.
(An exploration stage company).
Footnotes to the Financial Statements.
May 31, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.  Income

Income represents all of the company’s revenue less all its expenses in the period incurred. The Company has no revenues as of May 31, 2006 and has paid expenses for $4,855 during the same period, $855 representing incorporation costs and $4,000 in recognition of an impairment loss for the mineral claims.

In accordance with FASB/ FAS 142 option 12, paragraph 11 “Intangible Assets Subject to Amortization”, a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has been has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliable determined, a straight-line amortization method shall be used. An intangible asset shall not be written down or off in the period of acquisition unless it becomes impaired during that period.

Period ended May 31
2006

Revenue	0

Expenses

Accounting & Legal Fees	0
Incorporation	855
Total Expenses	855

Other Income (expenses)
Recognition of an Impairment Loss
(Mineral Claims)	4,000

Net Income (Loss)	(4,855)

g.  Basic Income (Loss) Per Share

In accordance with SFAS No. 128-“Earnings Per Share”, the basic loss per common share is  computed by  dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common

ATOMIC VENTURES CORP.
(An exploration stage company).
Footnotes to the Financial Statements.
May 31, 2006.

share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At May 31, 2006, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

Period ended May 31
2006

Net Income (Loss)	0

Basic& Diluted (Loss) per Share	(0.000)

Weighted Average Number of Shares	3,000,000

i.  Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

May 31
2006

ASSETS Current
Assets
Cash	0

 j.  Liabilities

 Liabilities are made up of current liabilities.

Current liabilities include accounts payable of $855 as of May 31, 2006.

ATOMIC VENTURES CORP.
(An exploration stage company).
Footnotes to the Financial Statements.
May 31, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

May 31
2006

LIABILITIES
Current Liabilities
Accounts Payable	855
Total Current Liabilities	855

Long term Liabilities	0
Total Liabilities	855

Share Capital

a) Authorized:

75,000,000 common shares with a par value of $0.001

b) Issued:

As  of  May  31,  2006,  there  are  Three  Million  (3,000,000)  shares  issued  and outstanding at a value of $0.001 per share.

There are no preferred shares outstanding.  The Company has issued no authorized preferred shares.

The Company has no stock option plan, warrants or other dilutive securities.

NOTE 3 - GOING CONCERN

The  accompanying  financial  statements  have  been  prepared  assuming  that  the Company will continue as a going concern, which  contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from this uncertainty.

The future of the Company is dependent upon its ability to obtain financing and uponfuture profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of itscommon stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and

ATOMIC VENTURES CORP.
(An exploration stage company).
Footnotes to the Financial Statements.
May 31, 2006.

NOTE 3 - GOING CONCERN (continued)

classification of liabilities that might be necessary in the event the Company cannot continue in existence. The accompanying financial statements do not include and adjustments that might be necessary if the Company is unable to continue as a going concern.

No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until __________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada Revised Statutes and Article VII of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement.

Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be paid by us in connection with the securities being registered are as follows:

AMOUNT
Securities and Exchange Commission Registration Fee*	$100
Accounting Fees and Expenses	3,000
Legal Fees and Expenses	6,500
Transfer Agent and Registrar Fees and Expenses	250
Printing Expenses	100
Miscellaneous Expenses	50

Total.	$10,000*

*Estimated amount

ITEM 3. UNDERTAKINGS

The Company hereby undertakes to:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii) Include any additional or changed material information on the plan of distribution.

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 14(d) of the Securities Exchange Act of 1934;

2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3)	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering;

4)
That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

The Company issued 3,000,000 shares of common stock on January 6, 2006 to the founder, Mr. Kenneth Cabianca, at a price of $0.001 per share, plus additional paid-in capital of $1000, for total proceeds of $4,000. Mr. Cabianca is our sole Executive Officer and Director. These shares were issued pursuant to Section 4(2) of the Securities Act. The 3,000,000 shares of common stock are restricted shares as defined in the Securities Act. This issuance was made to Mr. Cabianca who is a sophisticated individual. As a promoter of our Company since our inception, Mr. Cabianca is in a position of access to relevant and material information regarding our operations. No underwriters were used.

ITEM 5. INDEX TO EXHIBITS.

3.1	Articles of Incorporation**

3.2	Bylaws**

5.1	Legal Consent*

10.1	Agreement, PRWC property**

23.1	Consent of Auditor*

*Filed Herein
**Incorporated by reference to Company’s registration statement on Form SB-1, filed with the Securities Commission on August 15, 2006.

ITEM 6. DESCRIPTION OF EXHIBITS.

See item 5 above

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, province of British Columbia, on November 2, 2006.

ATOMIC VENTURES, INC.

By:	/s/ KENNETH CABIANCA
KENNETH CABIANCA,
Chief Executive Officer, Chief Financial Officer, (Principal Executive Officer and Principal Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacity and on the date stated.

SIGNATURE	TITLE	DATE

/s/ KENNETH CABIANCA KENNETH CABIANCA	Chief Executive Officer, Chief Financial Officer, PresidentSecretary, Treasurer and Director (Principal Executive Officer and Principal Accounting Officer)	November 2, 2006